Exhibit 2



                         TECNOMATIX TECHNOLOGIES LTD.
                        Delta House, 16 Abba Eban Ave.
                            Herzliya 46120, Israel




                                                          February 15, 2005


Dear Fellow Shareholder:

We have previously sent to you proxy material for the Extraordinary General Meeting of Tecnomatix Technologies Ltd. to be held on February 28, 2005. Your Board of Directors has unanimously recommended that shareholders vote FOR the proposed merger with UGS Corp.

Your vote is important, no matter how many or how few shares you may own. To ensure that your vote is represented, please sign, date and return the enclosed proxy card TODAY in the envelope provided.

Very truly yours,

/s/ Harel Beit-On

Harel Beit-On
Chairman of the Board of Directors





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